October 30, 2008

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Calvert Social Investment Fund File numbers 2-75106 and 811-03334 Post-Effective Amendment No. 47

Ladies and Gentlemen:

As counsel to Calvert Social Investment Fund (the "Trust"), it is my opinion, based upon an examination of the Trust's Declaration of Trust and By-Laws and such other original or photostatic copies of Trust records, certificates of public officials, documents, papers, statutes, and authorities as I deemed necessary to form the basis of this opinion, that the securities being registered by this Post-Effective Amendment No. 47 of the Trust will, when sold, be legally issued, fully paid and non-assessable.

Consent is hereby given to file this opinion of counsel with the Securities and Exchange Commission as an Exhibit to the Trust's Post-Effective Amendment No. 47 to its Registration Statement.

Sincerely,

Lancelot A. King

/s/ Lancelot A. King
Associate General Counsel